Exhibit 12
Williams Partners L.P..
Computation of Ratio of Earnings to Fixed Charges

Three months ended
March 31, 2010
(Millions)
Earnings:
Income from continuing operations before income taxes	$313
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(26)

Income from continuing operations before income taxes and equity earnings	287

Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees	83
Rental expense representative of interest factor	2

Total fixed charges	85

Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	5
Less:
Capitalized interest	(12)

Total earnings as adjusted	$365

Fixed charges	$85

Ratio of earnings to fixed charges (a)	4.29

(a)	As described in Note 1. of Notes to Consolidated Financial Statements, because the entities acquired in the Dropdown were affiliates of Williams at the time of the acquisition, this transaction is accounted for as a combination of entities under common control, similar to a pooling of interests, whereby the assets and liabilities of the acquired entities are combined with ours at their historical amounts. As a result, income from continuing operations before income taxes shown above includes approximately $163 million of net income applicable to pre-partnership operations, which is fully allocated to our general partner.